Exhibit 99.1

GW Pharmaceuticals Announces Successful Closing of Mutual Recognition Procedure
for Sativex® in France

London, UK; 21 October 2013: GW Pharmaceuticals plc (Nasdaq: GWPH, AIM: GWP, “GW” or the “Company”), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, today announced the successful closing of the European Mutual Recognition Procedure (MRP) in France for Sativex® oromucosal spray in the treatment of spasticity due to Multiple Sclerosis (MS) and a resulting recommendation for approval by the French authorities.

The next step in the regulatory process is to work with the French National Agency of Medicine and Health Products Safety (ANSM) to finalize any country-specific requirements. Following completion of this next step, it is then expected that France will issue a national marketing authorisation. Launch timing in France is dependent on completion of subsequent national pricing and reimbursement procedures. Sativex will be commercialized in France by GW’s European partner, Almirall S.A.

“The successful completion of this regulatory process for Sativex in France maintains our positive regulatory track record for Sativex, which is already approved in 22 countries, and provides further endorsement of the important role Sativex can play in meeting a substantial unmet need of people with Multiple Sclerosis,” stated Justin Gover, Chief Executive Officer of GW Pharmaceuticals. “We look forward to working with our partners, Almirall, towards the launch of Sativex in this important European country.”

Sativex is approved as a treatment for MS spasticity in 22 countries, including 17 countries in Europe. The medicine is currently available on prescription in the UK, Spain, Germany, Canada, Denmark, Norway, Israel, Austria, Poland, Sweden, Italy and Finland with launches currently in preparation for a further 8 European countries, as well as Australia, New Zealand and Kuwait.

In the United States, GW announced in August 2013 that it had opened a Phase 3 Investigational New Drug (IND) application with the U.S. Food and Drug Administration (FDA) to conduct a pivotal efficacy and safety clinical program to evaluate Sativex® for the treatment of MS spasticity. GW expects the U.S. Phase 3 trial to commence in 2014.

Sativex is also currently in Phase 3 clinical trials as a treatment for cancer pain. This represents the lead target indication for the product in the United States.

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 22 countries. Sativex is also in Phase 3 clinical development as a potential treatment of pain in people with advanced cancer. This Phase 3 program is intended to support the submission of a New Drug Application for Sativex in cancer pain with the U.S. Food and Drug Administration and in other markets around the world. GW has established a world leading position in the development of plant-derived cannabinoid therapeutics and has a deep pipeline of additional cannabinoid product candidates, including two distinct compounds, GWP42004 and GWP42003, in Phase 2 clinical development for Type 2 diabetes and ulcerative colitis, respectively, and GWP42006 in Phase 1 clinical development for the treatment of epilepsy. For further information, please visit www.gwpharm.com.

Forward-looking statements

This news release may contain forward-looking statements that reflect GWs current expectations regarding future events, including statements regarding including statements regarding expectations with respect to the approval of Sativex® in additional European countries, timing of completion of activities associated with commercial readiness in France, satisfaction of regulatory and other requirements, actions of regulatory bodies and other governmental authorities, and market acceptance of Sativex®. Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of the GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex® and other products by consumer and medical professionals. A further list and description of risks, uncertainties and other risks associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission, including the prospectus related to the NASDAQ offering filed by GW with the SEC on May 1, 2013. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Enquiries:

GW Pharmaceuticals plc	(Today) + 44 20 7831 3113

Justin Gover, Chief Executive Officer	(Thereafter) + 44 1980 557000

Stephen Schultz, VP Investor Relations (US)	401 500 6570

FTI Consulting (Media Enquiries)

Ben Atwell / Simon Conway / John Dineen (UK)	+ 44 20 7831 3113

Robert Stanislaro (US)	212 850 5657

Trout Group, LLC (US investor relations)

Seth Lewis / Todd James	646 378 2900

Peel Hunt LLP (UK NOMAD)	+44 20 7418 8900

James Steel / Vijay Barathan